EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2022, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 9, 2022 and discloses specified information up to that date. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 9, 2022, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2022, have been conducted primarily on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. La Preciosa covers approximately 6,011 hectares in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan. The property is located within 20 kilometres of the Company’s mill facility and production mining area at the Avino Property,

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2022	Third Quarter 2021	Change[1]	YTD 2022	YTD 2021	Change[1]
Operating
Tonnes Milled	162,169	58,258	178%	391,531	61,791	534%
Silver Ounces Produced	285,444	77,935	266%	675,339	81,439	729%
Gold Ounces Produced	1,201	1,183	1%	3,352	1,228	173%
Copper Pounds Produced	2,101,635	685,535	207%	4,963,327	740,578	570%
Silver Equivalent Ounces[1] Produced	778,008	285,464	173%	1,885,375	300,941	526%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	603,360	107,112	463%	1,693,168	107,112	1481%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$10.29	$3.87	166%	$9.71	$3.87	151%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$17.32	$25.60	-32%	$17.59	$51.85	-66%

1. In Q3 2022, AgEq was calculated using metals prices of $19.32 oz Ag, $1,734 oz Au and $3.51 lb Cu. In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,789 oz Au and $4.25 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $22.05 oz Ag, $1,856 oz Au, and $4.10 lb Cu. For YTD 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,789 oz Au and $4.25 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2022	Third Quarter 2021	Change	YTD 2022	YTD 2021	Change
Financial Operating Performance
Revenues	$9,118	$1,881	385%	$29,538	$1,910	1446%
Mine operating income (loss)	$2,060	$838	146%	$10,706	$(859)	1346%
Net income (loss)	$(1,129)	$(214)	-428%	$1,800	$(4,686)	138%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$170	$(227)	175%	$7,056	$(4,378)	261%
Adjusted earnings (losses)[1]	$389	$(728)	153%	$6,213	$(2,449)	354%
Cash flow from operations before working capital changes	$1,588	$102	1457%	$7,744	$(2,364)	417%
Per Share Amounts
Earnings (loss) per share	$(0.01)	$(0.00)	-100%	$0.02	$(0.05)	140%
Adjusted earnings (loss) per share[1]	$0.00	$(0.00)	-%	$0.05	$(0.02)	350%
Cash flow per share[1]	$0.01	$0.00	100%	$0.07	$(0.02)	450%

HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2022	September 30, 2021	Change	September 30, 2022	December 31, 2021	Change
Liquidity & Working Capital
Cash	$10,920	$22,341	-51%	$10,920	$24,765	-56%
Working capital[1]	$12,273	$28,903	-58%	$12,273	$31,635	-61%

1. The Company reports non-IFRS measures which include EBITDA, adjusted earnings, adjusted earnings per share, cash flow per share and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

3rd Quarter 2022 Highlights

Record Quarterly Production at Avino

•	A record 778,008 silver equivalent ounces were produced in Q3 2022, marking a 20% increase over Q2 2022. Q3 2022 marks the fourth full quarter following the restart of operations in August 2021.

Avino ET Area Drills High Grade Silver and Copper in Multiple Holes

•

On October 11, 2022, the Company announced drill results from a further six holes at the Avino Elena Tolosa Area (“ET”) to define the continuity of widths and grades of the Avino vein extending significant potential depth of at least 290 metre down dip below the deepest levels of development. The results confirm the mineralization continues and also contains significantly higher copper mineralization in the ET area.

Commissioning of Dry-Stack Tailings Facility

•	During Q3 2022, the Company completed construction of the dry-stack tailings facility

Working Capital & Liquidity at September 30, 2022

•

The Company’s cash balance at September 30, 2022, totaled $10.9 million compared to $24.8 million at December 31, 2021 and $22.3 million at September 30, 2021. Working capital totaled $12.3 million at September 30, 2022, compared to $31.6 million at December 31, 2021 and $28.9 million at September 30, 2021.

Financial Results – Three months ended September 30, 2022, compared to three months ended September 30, 2021

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $9.1 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $1.9 million revenues for Q3 2021, an increase of $7.2 million.

Metal prices for revenues recognized during the period were $19.32 per ounce of silver, $1,734 per ounce of gold, and $7,730 per tonne of copper, compared to averages of $24.61, $1,803, and $9,402, respectively, for the third quarter of 2021.

Cost of Sales & Mine Operating Income

Cost of sales was $7.1 million, compared to $1.0 million in Q3 2021, an increase of $6.1 million. The increase in cost of sales is attributable to increasing mining operations in Q3 2022 compared to Q3 2021.

Mine operating income, after depreciation and depletion, was $2.0 million, compared to a loss of $0.8 million in Q3 2021. The increase in mine operating income is a direct result of the Company being in production for Q3 2022 and making consistent concentrate deliveries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.0 million, compared to $0.8 million in Q3 2021, with the increases coming from the increased corporate activity surrounding ramp up procedures and the acquisition of La Preciosa.

Share-based payments was $0.6 million, compared to $0.3 million in Q3 2021, an increase of $0.2 million. The increase is a direct result of the 2022 option and RSU grants carrying a higher expense when compared to the vesting of option and RSU issuances from 2020 and prior years.

Other Items

Other Items totaled a loss of $1.0 million for the period, a change of $1.1 million compared to income of $0.1 million related to other items in Q3 2021.

Unrealized loss on long-term investment was $1.2 million, a decrease to income of $0.1 million compared to a loss of $1.1 million in Q3 2021. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was a gain of $0.1 million, a decrease to income of $0.4 million compared to a gain of $0.5 million in Q3 2021. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Foreign exchange gain for the period was $0.3 million, a decrease to income of $0.4 million compared to a gain of $0.7 million in Q3 2021. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended September 30, 2022 and 2021, the US dollar appreciated in relation to the Canadian dollar and the Mexican peso, resulting in an unrealized foreign exchange gain.

The remaining Other Items resulted in a change of $0.2 million compared to Q3 2021.

Current and Deferred Income Taxes

Current income tax expense increased to $0.2 million in Q3 2022, compared to Nil in income tax expense for Q3 2021. Given the return to profitable mining operations, the higher amount of current income tax expenses in Q3 2022 is a result of income generated in the current quarter.

Deferred income tax expense was $0.5 million, a change of $0.4 million compared to $0.1 million in Q3 2021. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net loss from all operations was $1.1 million for the period, or $0.01 per share, compared to a loss of $0.3 million, or Nil per share during Q3 2021. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income, and movements in the fair value adjustment of the warrant liability and unrealized foreign exchange. The positive movement in income/loss was offset by increases to share-based payments, an increase to general and administrative expenses and an increased unrealized loss on investments, as well as increased current and deferred income tax expense, as noted above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $0.2 million, a positive increase of $0.4 million when compared to losses of $0.2 million for Q3 2021. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $0.4 million, a positive increase of $1.1 million when compared to adjusted losses of $0.7 million in the corresponding quarter in 2021. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted losses.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $10.29, compared to $3.87 Q3 2021 excluding stand-by-cost. Throughout Q3 2022, mining activities continued to ramp-up and thus certain incremental and non-recurring costs were incurred to reach the current mill throughput.

All-in sustaining cash costs per silver equivalent payable ounce was $17.29, compared to $25.60 for Q3 2021. The decrease is a result of higher ounces produced and sold, with a similar level of administrative and support costs, which resulted in a decrease in overall all-in sustaining cash costs.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Financial Results – nine months ended September 30, 2022, compared to nine months ended September 30, 2021

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $29.5 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $1.9 million in revenues for the nine month period ended September 30, 2022, an increase of $27.6 million.

The increase in revenues is a direct result of the restart of mining operations in August 2021, with the only no production or sales in the nine month period ended September 30, 2021. The only revenues in the comparable period were from the finalization of provisionally priced invoices issued during Q3 and Q4 2020.

Metal prices for revenues recognized during the period were $22.05 per ounce of silver, $1,856 per ounce of gold, and $9,045 per tonne of copper, compared to averages of $24.61, $1,803, and $9,402, respectively, for the same period in 2021.

Cost of Sales & Mine Operating Income

Cost of sales was $18.9 million, compared to $2.8 million in 2021, an increase of $16.1 million. The increase in cost of sales is attributable to mining operations being active during the nine month period ended September 30, 2022, with minimal tonnage being mined and milled during the same period in 2021, with these activities recommending during Q3 2021.

Mine operating income, after depreciation and depletion, was $10.7 million, compared to a loss of $0.9 million in the corresponding period. The increase in mine operating income is a direct result of the Company being in production for the nine months of 2022 and making consistent concentrate deliveries, which was not the case in the same period of 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $3.5 million, compared to $2.7 million in 2021, with the increases coming from the increased corporate activity surrounding ramp up procedures and the acquisition of La Preciosa.

Share-based payments was $1.6 million, compared to $1.3 million in 2021. Movements in share-based payments are a direct result of the 2022 option and RSU grants carrying a higher expense when compared to the vesting of option and RSU issuances from 2020 and prior years.

Other Items

Other Items totaled a loss of $0.3 million for the period, an positive change to income of $0.4 million compared to a loss of $0.7 million related to other items in 2021.

Unrealized loss on long-term investment was $2.5 million, a decrease in income of $1.5 million compared to a loss of $1.0 million in the comparable period for 2021. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was a gain of $2.7 million, in increase to income of $1.1 million compared to a gain of $1.6 million in 2021. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Realized loss on warrants exercised was Nil for 2022, an increase to income of $1.1 million compared to a loss of $1.1 million in the comparable period for 2021, in which 1.0 million warrants were exercised. No warrants were exercised in the current period.

Foreign exchange loss for the period was $0.2 million, unchanged from in the comparable period for 2021. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the nine months ended September 30, 2022, the Canadian dollar and the US dollar depreciated slightly in relation to the Mexican peso, resulting in a foreign exchange loss. During the nine months ended September 30, 2021, the US dollar appreciated slightly in relation to the Canadian dollar but remained consistent to the Mexican peso, resulting in a foreign exchange loss.

The remaining Other Items resulted in a loss of $0.3 million, a change of $0.3 million compared to Nil for the nine months ended September 30, 2021.

Current and Deferred Income Taxes

Current income tax expense increased to $0.6 million in 2022, compared to Nil in income tax expense for 2021. Given the return to profitable mining operations, the higher amount of current income tax expenses in 2022 is a result of income generated in the current period and relates specifically to the special mining duties tax on profits in Mexico.

Deferred income tax expense was $2.8 million, a change of $3.8 million compared to a recovery of $1.0 million in 2021. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Net Income/Loss

Net income from all operations was $1.8 million for the nine months ended September 30, 2022, or $0.02 per share, compared to a loss of $4.7 million, or $0.05 per share during the nine months ended September 30, 2021. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income, and movements in the fair value adjustment of the warrant liability, realized loss on warrants exercised, and unrealized foreign exchange. The positive movement in income/loss was partially offset by increases to share-based payments, an increase to general and administrative expenses and an increased unrealized loss on investments, as well as increased current and deferred income tax expense, as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $7.1 million, a positive increase of $11.5 million when compared to losses of $4.4 million for 2021. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $7.1 million, a positive increase of $9.5 million when compared to adjusted losses of $2.4 million in the corresponding period in 2021. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, movements in unrealized foreign exchange, and stand-by costs (only applicable for 2021). See Non-IFRS Measures for a reconciliation for adjusted earnings/losses.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce, excluding stand-by costs, was $9.71, compared to $3.87 excluding stand-by cost for the comparable period in 2021. Throughout 2022, mining activities continued to ramp-up and thus certain incremental and non-recurring costs were incurred to reach the current mill throughput. Cash costs at the Avino Mine are expected to stabilize at these levels moving forward.

All-in sustaining cash costs per silver equivalent payable ounce was $17.58, compared to $51.85 including stand-by cost for the comparable period in 2021. The decrease is a result of higher ounces produced and sold, with a similar level of administrative and support costs, which resulted in a decrease in overall all-in sustaining cash costs.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Three months ended September 30, 2022, compared to the three months ended September 30, 2021:

(000’s)	2022	2021
Revenue from mining operations	$9,118	$1,881
Cost of sales	7,058	1,043
Mine operating income	2,060	838
Operating expenses
General and administrative expenses	997	815
Share-based payments	556	277
Income (loss) before other items	507	(254)
Other items
Interest and other income	15	14
Gain (loss) on long-term investments	(1,221)	(1,103)
Fair value adjustment on warrant liability	86	516
Unrealized foreign exchange gain (loss)	251	716
Project evaluation expenses	(5)	-
Finance costs	(87)	(8)
Accretion of reclamation provision	(11)	(13)
Interest expense	(23)	(13)
Net loss before income taxes	(488)	(145)
Income taxes
Current income tax expense	(142)	(13)
Deferred income tax expense	(499)	(56)
Income tax expense	(641)	(69)

Net loss	$(1,129)	$(214)

Loss per share
Basic	$(0.01)	$(0.00)
Diluted	$(0.01)	$(0.00)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Nine months ended September 30, 2022, compared to the Nine months ended September 30, 2021:

(000’s)	2022	2021
Revenue from mining operations	$29,538	$1,910
Cost of sales	18,832	2,769
Mine operating income (loss)	10,706	(859)
Operating expenses
General and administrative expenses	3,469	2,726
Share-based payments	1,618	1,391
Income (loss) before other items	5,619	(4,976)
Other items
Interest and other income	67	143
Gain (loss) on long-term investments	(2,503)	(1,002)
Fair value adjustment on warrant liability	2,692	1,560
Realized loss on exercise of warrants	-	(1,111)
Unrealized foreign exchange loss	(231)	(187)
Project evaluation expenses	(80)	-
Finance costs	(188)	(46)
Accretion of reclamation provision	(32)	(36)
Interest expense	(66)	(15)
Net income (loss) before income taxes	5,278	(5,670)
Income taxes
Current income tax expense	(642)	(25)
Deferred income tax (expense) recovery	(2,836)	1,009
Income tax (expense) recovery	(3,478)	984

Net income (loss)	$1,800	$(4,686)

Earnings (loss) per share
Basic	$0.02	$(0.05)
Diluted	$0.02	$(0.05)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Avino Mine Production Highlights

Q3 2022	Q2 2022[1]	Change[1]		YTD 2022	FY 2021[1]	Change[1]
162,169	118,224	37%	Total Mill Feed (dry tonnes)	391,531	165,304	137%
59	65	-9%	Feed Grade Silver (g/t)	58	53	9%
0.31	0.46	-33%	Feed Grade Gold (g/t)	0.35	0.84	-61%

0.66	0.69	-4%	Feed Grade Copper (%)	0.64	0.57	12%
92%	91%	1%	Recovery Silver (%)	92%	87%	6%
74%	78%	-5%	Recovery Gold (%)	76%	75%	1%
89%	92%	-3%	Recovery Copper (%)	90%	88%	2%
285,444	225,537	27%	Total Silver Produced (oz)	675,339	245,372	175%
1,201	1,350	-11%	Total Gold Produced (oz)	3,352	3,386	-1%
2,101,635	1,644,342	28%	Total Copper Produced (Lbs)	4,963,327	1,869,306	166%
778,008	649,569	20%	Total Silver Equivalent Produced (oz)[2]	1,885,375	842,373	124%

1Q2 2022 was the most recent three-month period of consolidated production and is most appropriate for comparison purposes, as there was limited production for Q3 2021. Full Year 2021 was used as a comparison for YTD 2022, as it includes the most recent 9 month period of production prior to 2022.

2In Q3 2022, AgEq was calculated using metals prices of $19.22 per oz Ag, $1,729 per oz Au and $3.51 per lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 per oz Ag, $1,873 per oz Au and $4.32 per lb Cu. In YTD 9M 2022, AgEq was calculated using metal prices of $21.94 per oz Ag, $1,825 per oz Au and $4.12 per lb Cu. In FY 2021, AgEq was calculated using metal prices of $23.84 per oz Ag, $1,786 per oz Au and $4.32 per lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Exploration

The Company has budgeted 15,000 metres of drilling in 2022, with a focus on the area at depth below the current Elena Tolosa production area, further drilling of 17 additional holes on the Oxide Tailings project, and La Potosina. The Company has completed 11,253 metres of drilling in nine months ended September 30, 2022.

Avino – Elena Tolosa Area

On October 11, 2022, Avino announced further drill results from the Avino Elena Tolosa (“ET”) area below the current Level 17 mining area. These drill results continue to confirm the downdip continuity of widths and grades of the Avino vein extending significant potential to a depth of at least 290 metres down dip below the deepest levels of development. Avino is advancing geological modelling to determine the potential geometry and controls of the mineralization. Currently, three drills are turning to include a further 14 drill holes for 7,000 metres. For full news release, visit our website here.

Selected high grade intercepts include:

-	Hole ET 22-08: 95 AgEq g/t over 43.80 metres, including 673 AgEq g/t over 0.66 metres
-	Hole ET 22-09: 150 AgEq g/t over 26.77 metres, including 1,037 AgEq g/t over 0.46 metres and 1,800 AgEq g/t over 0.28 meters

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Results from the program are shown below:

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
AVINO VEIN	ET-22-04	432.85	435.30	2.45	2.12	0.02	2	0.02	5
AVINO VEIN	ET-22-05	494.75	512.00	17.25	14.40	0.17	30	0.19	62
	Including	505.45	505.85	0.40	0.34	0.42	430	0.42	524
HW BX	ET-22-06	70.50	74.80	4.30	3.72	0.07	8	0.16	36
AVINO VEIN	And	566.35	603.85	37.50	27.25	0.02	8	0.10	23
	Including	585.40	585.60	0.20	0.14	0.49	132	1.92	436
HW STW	ET-22-07	213.80	223.90	10.10	9.95	0.25	17	0.40	93
	Including	223.00	223.90	0.90	0.90	1.85	37	0.22	232
AVINO VEIN	And	555.60	569.15	13.55	10.90	0.06	25	1.05	172
	Including	563.70	564.70	1.00	0.74	0.06	65	2.84	454
HW STW	ET-22-08	510.15	513.70	3.55	3.20	0.02	12	0.98	146
	Including	510.15	510.40	0.25	0.22	0.06	41	7.78	1,099
AVINO VEIN	And	519.00	576.65	57.65	43.80	0.15	15	0.49	95
	Including	533.00	534.00	1.00	0.66	4.19	36	1.94	673
AVINO VEIN	ET-22-09	548.25	581.25	33.00	26.77	0.15	40	0.71	150
	Including	548.25	548.65	0.40	0.28	2.96	155	10.20	1,800
	Including	556.65	557.25	0.60	0.46	1.98	260	4.43	1,037

1.	AgEq in drill results above assumes $1,700 oz Au and $19.00 oz Ag, and $3.75 lb Cu, and 100% metallurgical recovery
2.	HW BX = Hanging Wall Breccia and HW STW = Hanging Wall Stockworks

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Avino – Oxide Tailings

No new drilling was performed on the oxide tailings, however internal analyses were performed to estimate the total resource. Results will be released in a forthcoming property-wide mineral resource update.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net income (loss) for the period	$(1,129)	$(214)	$1,800	$(4,686)
Depreciation and depletion	551	352	1,558	1,338
Interest income and other	(14)	(14)	(66)	(143)
Interest expense	23	13	66	15
Finance cost	87	8	188	46
Accretion of reclamation provision	11	13	32	36
Current income tax expense	142	13	642	25
Deferred income tax expense (recovery)	499	56	2,836	(1,009)
EBITDA	$170	$227	$7,056	$(4,378)
Fair value adjustment on warrant liability	(86)	(516)	(2,692)	(1,560)
Realized loss on warrants exercised	-	-	-	1,111
Share-based payments	556	277	1,618	1,391
Stand-by costs during strike action	-	-	-	800
Foreign exchange loss (gain)	(251)	(716)	231	187
Adjusted earnings (loss)	$389	$(728)	$6,213	$(2,449)
Shares outstanding (diluted)	120,386,601	101,559,946	113,814,123	99,457,201
Adjusted earnings (loss) per share	$0.00	$(0.01)	$0.05	$(0.02)

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $2,834 for the nine months ended September 30, 2022 (September 30, 2021 - $1,015) and all of which is attributable to the Avino Mine

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following table provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Cost of sales	$7,058	$5,468	$6,306	$4,912	$1,043	$1,017	$709	$2,658
Exploration expenses	(336)	(305)	(296)	(214)	(308)	(129)	-	-
Stand-by costs during strike action	-	-	-	-	-	(425)	(246)	(1,519)
Depletion and depreciation	(514)	(481)	(459)	(741)	(319)	(463)	(463)	(303)
Cash production cost	6,208	4,682	5,551	3,957	416	-	-	836
Payable silver equivalent ounces sold	603,360	594,700	495,109	435,885	107,112	-	-	59,710
Cash cost per silver equivalent ounce	$10.29	$7.87	$11.21	$9.08	$3.87	$-	$-	$14.01
General and administrative expenses	1,553	2,218	1,316	967	1,094	1,475	1,550	1,633
Treatment & refining charges	568	700	766	529	127	-	-	47
Penalties	1,705	897	1,578	1,200	255	-	-	45
Sustaining capital expenditures	672	1,586	576	774	855	57	103	1,106
Exploration expenses	336	305	296	214	308	129	-	-
Stand-by costs during stoppages	-	-	-	-	-	425	246	1,519
Share-based payments and G&A depreciation	(591)	(899)	(230)	(125)	(312)	(528)	(645)	(824)
Cash operating cost	$10,451	$9,489	$9,853	$7,516	$2,743	$1,558	$1,254	$4,362
AISC per silver equivalent ounce	$17.32	$15.95	$19.90	$17.24	$25.60	$-	$-	$73.08

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the nine months ended September 30, 2022 and 2021:

Expressed in 000’s of US$, unless otherwise noted	Avino	Consolidated
	YTD 2022	YTD 2021	YTD 2022	YTD 2021
Cost of sales	$18,832	$2,769	$18,832	$2,769
Exploration expenses	(937)	(437)	(937)	(437)
Stand-by costs during strike action	-	(671)	-	(671)
Depletion and depreciation	(1,454)	(1,245)	(1,454)	(1,245)
Cash production cost	16,441	416	16,441	416
Payable silver equivalent ounces sold	1,693,198	107,112	1,693,198	107,112
Cash cost per silver equivalent ounce	$9.71	$3.87	$9.71	$3.87
General and administrative expenses	5,086	4,117	5,086	4,117
Treatment & refining charges	2,034	127	2,034	127
Penalties	4,179	255	4,179	255
Sustaining capital expenditures	2,834	1,015	2,834	1,015
Exploration expenses	937	437	937	437
Stand-by costs during stoppages	-	671	-	671
Share-based payments and G&A depreciation	(1,721)	(1,484)	(1,721)	(1,484)
Cash operating cost	$29,790	$5,554	$29,790	$5,554
AISC per silver equivalent ounce	$17.59	$51.85	$17.59	$51.85

Operating Cash Flow & Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the diluted weighted average shares outstanding during the three and nine month periods ended September 30, 2022 and 2021.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Cash provided by (used in) operating activities before working capital items	$1,588	$82	$7,744	$(2,364)
Weighted average number of shares outstanding
Basic	117,876,825	101,559,946	113,027,305	99,457,201
Diluted	117,876,825	101,559,946	116,275,433	99,457,201
Cash Flow per Share – diluted	$0.01	$0.00	$0.07	$(0.02)

Working Capital

	September 30, 2022	December 31, 2021
Current assets	$24,687	$35,478
Current liabilities	(12,414)	(3,843)
Working capital	$12,273	$31,635

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Results of Operations

Summary of Quarterly Results

(000’s)	2022	2022	2021	2021	2021	2021	2021	2020
Quarter ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 30 Q4
Revenue	$9,118	$9,370	$11,050	$9,318	$1,881	$-	$29	$1,407
Net income (loss) from operations for the quarter	(1,129)	2,283	646	2,629	(214)	(2,654)	(1,818)	(1,555)
Earnings (loss) per share from operations - basic	$(0.01)	$0.02	$0.01	$0.03	$(0.00)	$(0.03)	$(0.02)	$(0.02)
Earnings (loss) per share from operations - diluted	$(0.01)	$0.02	$0.01	$0.04	$(0.00)	$(0.03)	$(0.02)	$(0.02)
Total Assets	$115,310	$114,998	$111,413	$86,264	$82,109	$83,024	$84,550	$68,780

•	Revenue maintained constant in four most recent quarters compared to previous quarters, due to the restart of operations during Q3 2021 and the commencement of sales in September 2021.

•	Net income was generated in the three most recent quarters primarily due to higher mine operating income compared with prior quarters, partially offset by higher current and deferred income taxes.

•	Total assets increased at September 30, 2022 compared to previous quarters, as result of the acquisition of La Preciosa as well as the increased operating cash flow generation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

17 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

The intended use of the funds is to fund the acquisition of La Preciosa mine and exploration and evaluation expenses.

As of the date of this MD&A, the Company has used the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired la Preciosa for net cash consideration of $15.4 million. During the nine months ended September 30, 2022, the remaining $3.7 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

The intended use of the funds is to fund ongoing operations in Mexico.

As of the date of this MD&A, the Company had used all of the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

Discussion and analysis relating to the Company’s liquidity as at September 30, 2022 and December 31, 2021, as well as movements in cash flow during the nine months ended September 30, 2022 and 2021, is as follows:

Statement of Financial Position

	September 30, 2022	December 31, 2021
Cash	$10,920	$24,765
Working capital	12,273	31,635
Accumulated Deficit	(53,322)	(55,953)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Cash Flow

	September 30, 2022	September 30, 2021
Cash generated by operating activities	$8,512	$(3,409)
Cash generated by (used in) financing activities	(903)	16,141
Cash used in investing activities	(21,429)	(2,133)
Change in cash	(13,820)	10,599
Effect of exchange rate changes on cash	(25)	29
Cash, beginning of period	24,765	11,713
Cash, end of period	$10,920	$22,341

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2022, was $8.5 million compared to $3.4 million used for the nine months ended September 30, 2021. Cash movements from operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $0.9 million for the nine months ended September 30, 2022, compared to $16.1 million for the nine months ended September 30, 2021. Cash generated by financing activities for the nine months ended September 30, 2021, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants and stock options. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing equipment loans and finance leases for mining equipment.

During the nine months ended September 30, 2022, the Company received net proceeds from issuance of shares for cash of Nil (September 30, 2021 - $18.1 million), received proceeds from warrants exercise of Nil (September 30, 2021 - $0.8 million) and received proceeds from stock options exercised by $0.03 million (September 30, 2021 - $0.2 million). The Company also made term facility repayments of Nil (September 30, 2021 - $2.5 million) and made finance lease and equipment loan payments totalling $0.9 million (September 30, 2021 - $0.5 million).

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2022, was $21.4 million compared to $2.1 million for the nine months ended September 30, 2021. Cash used in investing activities included cash capital expenditures and exploration and evaluation expenditures of $6.1 million (September 30, 2021 - $2.1 million) on the acquisition of property and equipment and exploration expenditures, as well as $15.3 million related to the acquisition of La Preciosa.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

19 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2022 and 2021 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries, benefits, and consulting fees	$237	$243	$975	$742
Share-based payments	427	230	1,251	1,133
	$664	$473	$2,226	$1,875

(b)	Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to related parties:

	September 30, 2022	December 31, 2021
Oniva International Services Corp.	$99	$107
Directors	31	56
Silver Wolf Exploration Ltd.	(58)	-
	$72	$163

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three and nine months ended September 30, 2022, the Company paid $66 and $263, respectively (September 30, 2021 - $60 and $180, respectively), to ICC.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2022 and 2021 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$218	$172	$670	$550
Office and miscellaneous	119	91	325	273
	$337	$263	$995	$823

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2021 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited consolidated statement of financial position. At September 30, 2022, no amounts were held as collateral.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2022, in the amount of $10,920 and working capital of $12,273 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2022, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,611	$5,611	$-	$-
Amounts due to related parties	72	72	-	-
Note payable	5,000	5,000	-	-
Lease liability	2,072	1,039	1,033	-
Total	$12,755	$11,722	$1,033	$-

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2022		December 31, 2021
	MXN	CDN	MXN	CDN
Cash	$6,064	$392	$3,576	$1,450
Long-term investments	-	1,855	-	4,976
Reclamation bonds	-	4	-	6
Amounts receivable	-	21	-	33
Accounts payable and accrued liabilities	(17,454)	(56)	(57,604)	(211)
Due to related parties	-	(176)	-	(206)
Finance lease obligations	(992)	(110)	(1)	(394)
Net exposure	(12,382)	1,930	(54,029)	5,654
US dollar equivalent	$(609)	$1,409	$(2,363)	$(4,054)

Based on the net US dollar denominated asset and liability exposures as at September 30, 2022, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2022, by approximately $67 (year ended December 31, 2021 - $143). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2022, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $69 (December 31, 2021 - $26).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2022, a 10% change in market prices would have an impact on net earnings (loss) of approximately $132 (December 31, 2021 - $330).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022:

	Level 1	Level 2	Level 3
Financial assets
Cash	$10,920	$-	$-
Amounts receivable	-	656	-
Long-term investments	1,353	-	-
Total financial assets	$12,273	$656	$-
Financial liabilities
Warrant liability	-	-	(218)
Total financial liabilities	$-	$-	$(218)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at September 30, 2022, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Risks associated with Public Health Crises, including COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company’s production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company’s operations. The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations have been temporarily shut-down since April 2020, first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement must be approved by the Mexican governmental labour authority. On August 3, 2021, the Company announced that mining operations had resumed. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the “Transactions with Related Parties” section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2022	December 31, 2021
Not later than one year	$84	$96
Later than one year and not later than five years	331	330
Later than five years	396	462
	$811	$888

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 9, 2022, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	118,349,090	-	-
Warrants (US$)	8,950,412	$0.80 - $1.09	0.87 – 0.88
Restricted Share Units (“RSUs”)	2,190,666	-	0.73 – 2.38
Stock options	4,256,000	C$0.79 - C$1.64	0.80 – 4.48
Fully diluted	133,746,168

The following are details of outstanding stock options as at September 30, 2022 and November 9, 2022:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2022)	Number of Shares Remaining Subject to Options (November 9, 2022)
August 28, 2023	C$1.30	105,000	105,000
August 21, 2024	C$0.79	126,000	126,000
August 4, 2025	C$1.64	1,660,000	1,660,000
March 25, 2027	C$1.20	2,340,000	2,340,000
May 4, 2027	C$0.92	25,000	25,000
Total:		4,256,000	4,256,000

The following are details of outstanding warrants as at September 30, 2022 and November 9, 2022:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30, 2022)	Number of Underlying Shares (November 9, 2022)
September 21, 2023	$1.09	7,000,000	7,000,000
September 25, 2023	$0.80	1,950,412	1,950,412
Total:		8,950,412	8,950,412

The following are details of outstanding RSUs as at September 30, 2022 and November 9, 2022:

Expiry Date	Number of Shares Remaining Subject to RSUs (September 30, 2022)	Number of Shares Remaining Subject to RSUs (November 9, 2022)
August 4, 2023	412,666	412,666
March 25, 2025	1,778,000	1,778,000
Total:	2,190,666	2,190,666

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Recent Accounting Pronouncements

Application of new and revised accounting standards:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management. The Company adopted the amendments to IAS 16 with no material impact on the financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2022:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of September 30, 2022, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of September 30, 2022, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 9, 2022. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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